SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Polska Telefonia Cyfrowa Sp. z o.o.

(Exact Name of Registrant as Specified in Its Charter)

Al. Jerozolimskie 181, 02-222 Warsaw

(Address of Principal Executive Offices)

Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

      Ö

Form 40-F ______________

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

NEWS RELEASE

PTC REPORTS CONSOLIDATED FOURTH QUARTER AND YEAR END 2002 RESULTS

Warsaw – March 20, 2003 – Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) Poland’s leading wireless provider of nationwide dual band GSM 900 and 1800 services and an UMTS license holder, today announced results for the fourth quarter and year ended December 31, 2002. Figures are presented in Polish Zloty and in accordance with International Financial Reporting Standards (IFRS).

THE HIGHLIGHTS:

•

Gross subscriber additions totaled 520.3 thousand in the fourth quarter 2002 and 1,893.3 thousand for the year 2002, the total consolidated subscriber base grew 28.9 percent to 4.87 million;

•

PTC is the market leader in the postpaid market segment with 38.8 percent market share and in the overall wireless market with 35.0 percent market share;

•

Revenues for the fourth quarter increased 12.3 percent to PLN 1,292.7 million when compared to the fourth quarter of 2001; total revenues for 2002 increased 13.5 percent to PLN 4,929.8 million when compared with the previous year;

•

EBITDA margin increased to 45.3 percent in the fourth quarter and 41.8 percent in 2002 compared to 38.9 percent in the fourth quarter of 2001 and 38.7 percent in 2001;

•

Average Revenue per User (ARPU) for the fourth quarter of 2002 was PLN 88.9; ARPU for the year 2002 was PLN 92.5;

•

Monthly churn rate during the quarter was 1.4 percent, compared to 1.8 percent a year ago; monthly churn rate during the year 2002 was 1.6 percent;

•

Net income was PLN 204.3 million in the fourth quarter of 2002, compared to PLN 227.3 million in the fourth quarter of 2001; Net income for the fiscal year was PLN 346.5 million;

•

Total debt as of December 31, 2002 was PLN 4,162.9 million; Total debt to annualized EBITDA was 2.0.x as of December 31, 2002 compared to 2.8.x as of December 31, 2001;

#

Financial highlights for the fourth quarter and fiscal year of 2002
Revenues: Total revenues for the fourth quarter of 2002 grew 12.3 percent when compared to the same period of 2001. Total revenues for the fiscal year grew 13.5 percent when compared to 2001.

Revenues

Total revenues for the three months ended December 31, 2002 were PLN 1,292.7 million (US$ 336.7[1] million), an increase of PLN 141.3 million (US$ 36.8 million) or 12.3 percent compared to the fourth quarter of 2001.

Total revenues for the fiscal year ended December 31, 2002 were PLN 4,929.8 million (US$ 1,284.2 million), an increase of PLN 584.9 million (US$ 152.4 million) or 13.5 percent compared to the fiscal year ended December 31, 2001.

During the year, service revenues and fees increased 15.3 percent to PLN 4,753.4 million (US$ 1,238.3 million) from PLN 4,123.6 million (US$ 1,074.2 million) in 2001, mainly as a result of an increase in the subscriber base, partially offset by increasing share of lower ARPU prepaid customers in our subscriber base.

Compared to 2001, revenues from the sale of telephones and accessories decreased 20.3 percent to PLN 176.4 million (US$ 46.0 million) from PLN 221.3 million (US$ 57.6 million) as a result of increased proportion of prepaid gross additions buying starter packs (including SIM cards and activation but with no handset).

PTC’s revenue was also positively impacted by the interconnection agreement with PTK Centertel, which came into effect in the middle of June 2002. The revenues coming from this agreement totaled PLN 113.9 million (US$ 29.7 million) or 2.3 percent of total revenues in 2002.

ARPU: During the fourth quarter of 2002, blended ARPU decreased by 12.0 percent compared to the fourth quarter of 2001. For the fiscal year 2002 blended ARPU decreased to PLN 92.5 when compared to 2001. Stable postpaid ARPU relative to 2001 reflects the increasing proportion of business customers in the Company’s subscriber base.

ARPU

During the fourth quarter of 2002, monthly Average Revenue per User (ARPU) was PLN 88.9 (US$ 23.2) a decrease of 12.0 percent when compared to the fourth quarter 2001 ARPU of PLN 101.0 (US$ 26.3). ARPU from postpaid subscribers during the fourth quarter 2002 was PLN 137.7 (US$ 35.9), a slight increase from PLN 137.0 (US$ 35.7) in the fourth quarter of 2001. ARPU from prepaid subscribers was PLN 33.0 (US$ 8.6), down from PLN 37.0 (US$ 9.6) a year ago.

For the full year 2002, ARPU was PLN 92.5 (US$ 24.1) a decrease of 11.1 percent when compared to PLN 104.0 (US$ 27.1) in the fiscal year ended December 31, 2001.

ARPU from postpaid subscribers during 2002 was PLN 137.3 (US$ 35.8), 1.0 percent up over the year 2001. ARPU from prepaid subscribers was PLN 34.1 (US$ 8.9), 10.3 percent down from the same period of 2001.

Stable postpaid ARPU reflects the Company’s focus on directing its acquisition and retention offers towards the most valuable segments of the postpaid market. Postpaid ARPU was positively impacted by an increasing proportion of business customers in the Company’s postpaid subscriber base and increasing ARPU coming from non-voice services.

The decrease in prepaid ARPU resulted from a reduction in usage per customer following the strong increase in the prepaid customer base coupled with a decrease in incoming traffic from fixed line operators.

Cost of Sales: Cost of sales went down by 12.0 percent in the fourth quarter of 2002 when compared to the same period of 2001. The full year cost of sales increased by 9.6 percent to PLN 2,989.2 million.

Cost of Sales

For the three months ended December 31, 2002, total cost of sales was PLN 712.9 million (US$ 185.7 million), down 12.0 percent from PLN 810.1 million (US$ 211.0 million) in the fourth quarter of 2001.

During the fourth quarter of 2002, the cost of services sold decreased 13.7 percent to PLN 477.4 million (US$ 124.4 million) from PLN 553.1 million (US$ 144.1 million) in the fourth quarter of 2001, while the cost of sales of telephones and accessories decreased by 8.4 percent to PLN 235.4 million (US$ 61.3 million) compared to PLN 257.1 million (US$ 67.0 million) in the corresponding period of 2001.

Cost of services sold in the fourth quarter was impacted by the reversal of the PLN 52.7 million (US$ 13.7 million) provision created in the third quarter of 2002 to cover the potential increased interconnection fees to TPSA. The reversal was possible following agreement of revised interconnection rates with TPSA in an Annex signed on December 24, 2002.

For the fiscal year ended December 31, 2002, total cost of sales was PLN 2,989.2 million (US$ 778.7 million), up 9.6 percent from PLN 2,727.4 million (US$ 710.5 million) in 2001.

The cost of services sold increased by 13.5 percent to PLN 2,018.6 million (US$ 525.8 million) from PLN 1,778.7 million (US$ 463.3 million) in the fiscal year of 2001. The principal reason for this increase was a 57.2 percent increase in interconnection charges as a higher proportion of traffic moves to mobile networks and away from the fixed line networks, plus inclusion of PLN 141.0 million of charges for interconnection with PTK Centertel, incurred for the first time following a new interconnection agreement effective since mid-June.

Cost of sales of telephones and accessories increased 2.3 percent to PLN 970.6 million (US$ 252.8 million) compared to PLN 948.8 million (US$ 247.2 million) for the fiscal year ended December 31, 2001. A 13.2 percent increase in gross subscriber additions and the increasing number of phones subsidized in retention activities are the main underlying drivers of cost of sales of telephones and accessories. The increase was partially offset by a shift in the mix of gross adds towards prepaid subscribers, who tend to buy less sophisticated, cheaper handsets and a shift towards starter packs and away from prepaid handset sales.

Cost of Acquisition

During the quarter, the average cost of acquisition per gross addition decreased to PLN 295.7 (US$ 77.0) compared to PLN 427.0 (US$ 111.2) in the fourth quarter of 2001. The decrease was mainly the result of the increasing share of prepaid subscribers among our gross subscriber additions.

The average cost of acquisition for postpaid subscribers decreased to PLN 669.5 (US$ 174.4) in the fourth quarter of 2002 from PLN 799.2 (US$ 208.2) in the third quarter of 2002.

The average acquisition cost for prepaid customers increased to PLN 83.5(US$ 21.8) compared to PLN 77.7 (US$ 20.2) in the third quarter of 2002 as a result of increased subsidies and a higher share of bundles (activations and handsets) in gross additions, associated with seasonal pre-Christmas sales.

For the full year 2002, the average cost of acquisition decreased to PLN 340.4 (US$ 88.7) compared to PLN 523.0 (US$ 136.2) in the fiscal year ended December 31, 2001. The decrease in the blended average acquisition cost reflects the increasing share of prepaid customers in gross subscriber additions.

The average cost of acquisition for postpaid subscribers decreased to PLN 736.3 (US$ 191.8) in the fiscal year ended December 31, 2002 from PLN 821.0 (US$ 213.9) in the fiscal year ended December 31, 2001; the average acquisition cost for prepaid customers decreased to PLN 97.6 (US$ 25.4) compared to PLN 171.0 (US$ 44.5) in the fiscal year ended December 31, 2001.

Gross Margin

Gross margin for the fourth quarter was PLN 579.9 million (US$ 151.1 million), compared with gross margin of PLN 341.3 million (US$ 88.9 million) in the same period of 2001. As a percentage of total net sales, gross margin increased to 44.9 percent in the fourth quarter of 2002 from 29.6 percent for the fourth quarter of 2001. The fourth quarter gross margin has been inflated by reversal of the PLN 52.7 million of interconnection provision, initially created in the previous quarter following the Anti-Monopoly Court’s upholding of TPSA’s appeal against the November 2001 decision by URTiP (industry regulator) on interconnection rates.

Gross margin for the year 2002 was PLN 1,940.6 million (US$ 505.5 million), compared with gross margin of PLN 1,617.5 million (US$ 421.4 million) in 2001.

As a percentage of total net sales, gross margins increased to 39.4 percent in 2002 from 37.2 percent for 2001. The increase in margin comes from the savings on cost of acquisition partially offset by ramping up of retention programs and higher depreciation charges due to shortening of depreciation lives effective from January 2002.

Operating Expenses

Operating expenses for the three months ended December 31, 2002 increased to PLN 209.6 million (US$ 54.6 million) from PLN 202.3 million (US$ 52.7 million) in the fourth quarter of 2001, an increase of 3.6 percent. Operating expenses comprise of selling and distribution costs and administration and other operating expenses.

Selling and distribution costs decreased to PLN 142.6 million (US$ 37.1 million) in the fourth quarter of 2002 from PLN 143.2 million (US$ 37.3 million) in the fourth quarter of 2001.

Administration and other operating expenses increased to PLN 66.9 million (US$ 17.4 million) in the fourth quarter of 2002 from PLN 59.1 million (US$ 15.4 million) in the fourth quarter of 2001.

Operating expenses for the fiscal year ended December 31, 2002 slightly increased to PLN 790.1 million (US$ 205.8 million) from PLN 785.4 million (US$ 204.6 million) in 2001. Compared to 2001, operating expenses increased by 0.6 percent.

Selling and distribution costs decreased to PLN 545.4 million (US$ 142.1 million) in 2002 from PLN 585.5 million (US$ 152.5 million) in 2001. The decrease was mainly a result of a strong decrease in bad debt expense due to provisions released as a result of better than expected collection efficiency, coupled with lower advertising and marketing costs.

Administration and other operating expenses increased to PLN 244.7 million (US$ 63.7 million) in 2002 from PLN 200.0 million (US$ 52.1 million) in 2001, mainly due to an increase in cost of external services and higher depreciation charges.

Bad Debt Expense

Through an aggressive bad debt management policy and the increased proportion of prepaid users in the subscriber mix, PTC has managed to significantly reduce its bad debt expense. Bad debt provisions are calculated using revised ratios based on the stronger collection performance with effect from the second quarter of 2002. As percentage of total revenues bad debt expense in the year 2002 was 0.6 percent compared to 1.6 percent in 2001. Bad debt management includes monitoring of shops, dealers and sales people as well as all subscribers.

EBITDA: In the fourth quarter of 2002, EBITDA was PLN 585.7 million, an increase of 30.7 percent over the fourth quarter of 2001. In 2002, EBITDA was PLN 2,060.5 an increase of 22.5 percent over 2001.

EBITDA

EBITDA for the three months ended December 31, 2002 was PLN 585.7 million (US$ 152.6 million) compared to PLN 448.0 million (US$ 116.7 million) in the same period of 2001. This represents EBITDA growth of 30.7 percent when compared to the previous year, the result of a 12.3 percent increase in revenues coupled with a decrease in the cost of sales and operating expenses excluding depreciation and amortization. The release of the provision for interconnection expenses was an additional factor positively impacting EBITDA during the fourth quarter.

EBITDA margin for the quarter was 45.3 percent, an increase from 38.9 percent in the fourth quarter of 2001. Excluding the reversal of the interconnection provision, the like for like EBITDA margin would have been 41.2 percent.

EBITDA for the fiscal year ended December 31, 2002 was PLN 2,060.5 million (US$ 536.8 million) compared to PLN 1,682.6 million (US$ 438.3 million) in the same period of 2001. This represents EBITDA growth of 22.5 percent when compared to the previous year, the result of a 13.5 percent increase in revenues offset by an increase in the cost of sales and operating expenses excluding depreciation and amortization.

EBITDA margin for the year was 41.8 percent, an increase from 38.7 percent in the 2001.

Operating Profit: Operating profit for the quarter ended December 31, 2002 increased by 166.3 percent to PLN 370.3 million when compared to the fourth quarter of 2001. Operating profit for the year ended December 31, 2002 increased to PLN 1,150.5 million, up 38.3 percent when compared to 2001.

Operating Profit

Operating profit for the three months ended December 31, 2002, was PLN 370.3 million (US$ 96.5 million), up 166.3 percent when compared to PLN 139.1 million (US$ 36.2 million) in the same period of 2001.

Operating profit for the fiscal year ended December 31, 2002, was PLN 1,150.5 million (US$ 299.7 million), up 38.3 percent when compared to PLN 832.0 million (US$ 216.7 million) in the same period of 2001. The increase in operating profit over 2001 is the result of the 20.0 percent increase in gross margin coupled with a tight control over operating expenses.

An increase of 7.0 percent in depreciation and amortization was a key cost driver and mainly relates to management’s decision to shorten the useful lives of various 2G network fixed assets, some computer equipment and software, effective from the beginning of 2002. If the same depreciation rates had been applied in 2001, the growth in the operating profit would have been at the level of 53.2 percent year on year.

As a percentage of total net sales, operating profit was 23.3 percent in 2002 when compared to 19.1 percent in the corresponding period of the previous year.

Financial Expenses

Foreign exchange differences, interest expense and other financial losses resulted in a net financial expense of PLN 581.7 million (US$ 151.5 million) in the fiscal year ended December 31, 2002 compared to the net financial expense of PLN 377.9 million (US$ 98.4 million) in 2001.

For the twelve months ended December 31, 2002, net interest expense was PLN 429.5 million (US$ 111.9 million) including PLN 33.7 million (US$ 8.8 million) of premium paid on Notes redemption, compared to PLN 469.5 million (US$ 122.3 million) a year ago. The fall in interest expenses net of the redemption costs was PLN 73.7 million (US$ 19.2 million). The decrease was mainly due to the decline in the debt level coupled with reduction in Zloty and Euro interest rates partially offset by weaker Zloty exchange rates increasing the Zloty equivalent of Euro interest payments.

Cash interest paid, net[2] for the twelve months ended December 31, 2002, was PLN 466.7 million (US$ 121.6 million).

The depreciation of the local currency against the Euro (14.1 percent) and appreciation against the U.S. dollar (3.7 percent) during the year, resulted in a net foreign exchange loss of PLN 225.4 million (US$ 58.7 million), compared to a net foreign exchange gain of PLN 153.9 million (US$ 40.1 million) for year 2001. Gross foreign exchange losses in 2002 totaled PLN 335.0 million (US$ 87.3 million) of which PLN 109.6 million (US$ 28.6 million) was capitalized. Offsetting hedging gains net (realization and fair value valuation of forward contracts and ineffective part of cross currency swaps), were PLN 21.2 million (US$ 5.5 million).

Net foreign exchange loss includes a net gain of PLN 9.6 million (US$ 2.5 million) that relates to realized transactions and net loss of PLN 235.o million (US$ 61.2 million) that relates to the change in the revaluation of financial assets and liabilities denominated in foreign currencies. Foreign exchange liabilities decreased during the year by US$ 127.0 million and Euro 29.8 million (principal value of repaid Notes).

During the year, the Company also recognized other financial gain net of PLN 73.2 million (US$ 19.1 million) compared to other financial loss net of PLN 62.3 million (US$ 16.2 million) in 2001. Other financial gain net for the year results from: a net gain of PLN 20.5 million (US$ 5.3 million) on the realization and fair valuation of forward contracts and ineffective part of cross currency swaps, net gain of PLN 15.3 million (US$ 4.0 million) on fair valuation of derivatives embedded in the finance lease, rentals and other trade contracts, a net gain of PLN 44.1 million (US$ 11.5 million) relating to the fair valuation of call options embedded in our Existing Notes and other costs of financing in the amount of PLN 6.8 million (US$ 1.8 million).

PTC is managing its foreign exchange and interest rate risks through its hedging policy, implemented early in 2000. The hedging policy is monitored and updated continuously.

During the fourth quarter of 2002, within the scope of this hedging policy, PTC entered into subordinated balance sheet hedges to hedge Euro 140 million (29.8 percent of Euro debt exposure) of foreign exchange balance sheet exposure. These hedges represent the next step in a gradual reduction of PTC’s exposure to foreign exchange fluctuations.

Net Income: PTC’s net income totaled PLN 204.3 million for the quarter ended December 31, 2002 and PLN 346.5 for the fiscal year ended December 31, 2002.

Net Income

Due to a 38.3 percent improvement in operating profit and balance sheet deleveraging PTC was able to absorb a PLN 379.3 million (U$ 98.8 million) adverse swing in foreign exchange differences and still increase profit before tax by 25.3 percent to PLN 568.8 million (U$ 148.2 million) in 2002 from PLN 454.1 million (U$ 118.3 million) in 2001. However, this improvement was more than offset by an increased deferred tax charge. Income tax charge in 2002 was more than 8 times higher than in 2001 and amounted to PLN 222.4 million (U$ 57.9 million), directly as a result of high deferred tax charge caused by tax rate changes. During the fourth quarter of 2002 the Polish Parliament announced that corporate income tax rate would be 27% rather than fall to 24% in 2003 and 22% thereafter as it had been set in previous budget legislation.

As a result, net income for the fourth quarter of 2002 was PLN 204.3 million (US$ 53.2 million) compared to a net gain of PLN 227.3 million (US$ 59.2 million) in the fourth quarter of 2001.

Net income for the fiscal year ended December 31, 2002 was PLN 346.5 million (US$ 90.3 million) compared to PLN 427.2 million (US$ 111.3 million) in 2001.

Liquidity

As of December 31 2002, PTC had drawn down the Zloty tranche of PLN 990.2 million (US$ 257.9 million) under the senior secured Bank Credit Facilities, leaving approximately Euro 442.5 million (US$ 463.4 million) available.

Total debt as of December 31, 2002 was PLN 4,162.9 million (US$ 1,084.4 million). The total debt comprised of PLN 4,144.8 million (US$ 1,079.7 million) of long-term debt[3] and PLN 18.1 million (US$ 4.7 million) of current debt[4]. Total debt to annualized EBITDA decreased to 2.0x as of December 31, 2002 from 2.8x as of December 31, 2001.

EBITDA for the twelve months ended December 31, 2002, amounted to PLN 2,060.5 million (US$ 536.8 million) compared to PLN 556.6[5] MILLION (US$ 145.0 MILLION) IN PTC’S INVESTMENTS IN ITS GSM BUSINESS. ACCORDINGLY, THE COMPANY IS GENERATING SIGNIFICANT FREE CASH FLOW FROM ITS 2G AND 2.5G BUSINESS, WHICH AFTER DEBT SERVICE AND PREMIUM PAID ON BOND REDEMPTIONS ALLOWED 977.8 MILLION OF DEBT REPAYMENTS AND REDEMPTIONS.

Operational Highlights

Growth in the subscriber base: In the fourth quarter and fiscal year 2002, PTC’s subscriber base grew by 28.9 percent, when compared to the year end 2001; allowing PTC to keep its leadership position in the Polish wireless market.

Subscriber Growth

During the fourth quarter, PTC attracted 520,288 subscribers (gross adds) compared to 467,269 in the corresponding quarter of 2001.

In the fourth quarter of 2002, PTC attracted 188,353 postpaid subscribers and 331,935 prepaid subscribers compared to 215,573 postpaid subscribers and 251,696 prepaid subscribers in the fourth quarter of 2001.

During the year 2002, PTC attracted 1,893,324 subscribers (gross adds) compared to 1,671,869 in 2001, bringing the total number of subscribers at the end of December 2002 to 4.87 million. In comparison to 2001, the total subscriber base increased 28.9 percent to 4,868,288 from 3,775,652.

In 2002, PTC attracted 719,631 postpaid subscribers and 1,173,693 prepaid subscribers compared to 906,311 postpaid subscribers and 765,558 prepaid subscribers in 2001.

The Company estimates that the overall wireless penetration in the Polish market grew by approximately 11 percentage points in 2002 to 36.3 percent or approximately 13.9 million subscribers.

During the last several quarters, the total Polish prepaid market grew much faster than the postpaid market with growth rates of 66.1 percent and 17.3 percent respectively in the twelve months ended December 31, 2002.

The increased proportion of prepaid users among PTC’s gross additions therefore reflects the continuation of the trend first noted in the second quarter of 2001, whereby the deteriorating economic conditions and a growing acceptance of prepaid services, with no contractual obligations, is causing a slow-down in the growth of post-paid sales relative to prepaid.

During the year, the Company’s postpaid subscribers increased to 2,530,894, a 7.4 percent increase from 2,356,472 at the end of 2001. Prepaid subscribers totaled 2,337,394 and represented 48.0 percent of all subscribers, versus 1,419,188 and 37.6 percent at the end of 2001. This represents prepaid growth of 64.7 percent over 2001. Strong growth in PTC’s prepaid gross additions reflects increased focus on enlarging our exposure to the fastest growing market segment. New prepaid tariff plans introduced in the second and third quarter of 2002 are aimed at further strengthening PTC’s position in this market segment.

PTC estimates its prepaid and postpaid market shares at 31.7 percent and 38.8 percent respectively compared to 32.0 percent and 42.4 percent respectively, at the end of 2001. The falling share in the postpaid market masks satisfactory growth in the Company’s base of business customers over the year, helping postpaid ARPU and churn statistics. PTC is continuously focusing on customer value in the postpaid private segment and carefully assessing the profitability of its acquisition and retention offers.

PTC's subscriber base represents approximately 35.0 percent of the total wireless market, which continues to position PTC as the leader among wireless services providers in Poland. Through its higher than average exposure to postpaid subscribers and business customers, PTC aims to maintain a revenue market share significantly above its subscriber market share. Revenue market share for 2002 is estimated at 37.3 percent versus 39.9 percent for 2001.

Churn Rate: During the quarter churn rate decreased significantly as a result of new retention activities and end of the period with highest exposure to contract terminations.

Churn Rate

In the fourth quarter of 2002, the average monthly churn rate decreased compared to the fourth quarter of 2001 to reach 1.4 percent. The average monthly churn rate was 1.5 percent for postpaid customers and 1.3 percent for prepaid customers, compared with churn of 2.1 percent for postpaid subscribers and 1.3 percent for prepaid subscribers in the fourth quarter of 2001.

In 2002, the average monthly churn rate decreased compared to 2001 to reach 1.6 percent. The average monthly churn rate was 1.8 percent for postpaid customers and 1.3 percent for prepaid customers, compared with churn of 2.2 percent for postpaid subscribers and 0.9 percent for prepaid subscribers in 2001.

The decreased churn rate in the postpaid market is primarily due to the attractive retention programs offered to PTC’s high ARPU subscribers. These loyalty programs were upgraded in the second quarter of 2002. PTC is continuously focusing on customer value in the postpaid private segment and carefully assessing the profitability of its retention offers.

Minutes of Use (MoU)

Calculated on a monthly basis as a subscriber’s average, MoUs during the fourth quarter were 126, compared to 154 in the fourth quarter of 2001.

Average MoUs in the fourth quarter of 2002 were 188 minutes for postpaid customers and 55 minutes for prepaid customers compared with 201 and 70, respectively for postpaid and prepaid in the fourth quarter of 2001.

MoUs during the fiscal year 2002 were 134, compared to 157 in 2001. Average MoUs in 2002 were 192 minutes for postpaid customers and 60 minutes for prepaid customers compared with 196 and 77, respectively for postpaid and prepaid in 2001.

The decrease in MoUs was mainly the result of the increased proportion of prepaid customers in the customer mix and lower incoming traffic from fixed line operators due to very high fixed to mobile tariffs implemented by the incumbent operator TPSA.

SMSs sent from PTC’s network increased to 22 per subscriber, per month in the fourth quarter of 2002 and 18 messages per month in the full year 2002.

Growth in the number of SMS

During the fourth quarter of 2002, the average number of SMSs sent from PTC’s network increased to almost 22 SMSs per subscriber, per month compared to approximately 16 SMSs per month in the fourth quarter of 2001. Both postpaid and prepaid subscribers sent approximately 22 SMSs per month.

In 2002 PTC’s subscribers sent on average 18 SMSs per subscriber per month, compared to 13 messages in 2001. Postpaid subscribers sent 19 messages versus 14 messages in 2001. Number of SMS sent by prepaid customers increased to 17 messages from 12 messages in 2001.

Network Build-Out: At the end 2002, total network investment reached PLN 7.5 billion. This includes investments in network tangible assets of PLN 4.2 billion[6], license fees of PLN 2.7 billion[7] and computer and network software of PLN 0.6 billion[8].

Network Build-Out

During 2002, PTC invested in its non-license capital expenditure the amount of PLN 556.6[9] million (US$ 145.0 million), 51.3 percent down from PLN 1,143.6 million (US$ 297.9 million) in 2001. Reduced spending reflects a shift towards capacity and new services investments and away from coverage investments, which have now been largely completed.

As a result of the decision of URTiP regarding the change in the UMTS launch deadlines, investments in the Company’s 3G infrastructure will be moved in line with these new requirements to launch commercially in 2004 rather than in 2003.

Recent Developments

PTC and TPSA signed an annex to the agreement on co-operation and interconnection

On December 24, 2002 PTC signed an Annex to the Agreement on co-operation and interconnection with Telekomunikacja Polska S.A. (“TPSA”), in which the parties agreed all issues related to interconnection rates for calls originated in TPSA network and terminated in PTC network, as well as for calls originated in PTC network and terminated in TPSA network. The agreement allows for settlement of all outstanding interconnection fees and termination of all legal disputes between the parties, related to domestic interconnection rates.

The parties agreed a new set of interconnection rates for calls originated in PTC network and terminated in TPSA network, which are similar to those specified in the decision of the Chairman of URTiP, the telecommunication market regulatory body, issued on November 30, 2001, later repealed by the Antimonopoly Court on November 6, 2002. As a result of signing the Annex, PTC was able to release the PLN 52.7 million (u$ 13.7 million) provision it had created for the potential cost of settlement with TPSA, which positively impacted fourth quarter results of the company. It has been agreed that PTC would reimburse to TPSA the amount resulting from the difference between rates agreed in the Annex and the rates specified in the decision of the Chairman of URTiP, which were used to calculate interconnection settlements between the operators, for the period from January 1, 2002 to November 6, 2002. PTC’s total additional retrospective payment to TPSA amounted to approximately PLN 4.5 million.

Regarding interconnection rates for calls originated in TPSA network and terminated in PTC network, the parties agreed a staged reduction in rates: the rate for calls during evening hours and during weekends and holidays has been lowered from February 1, 2003, and the rate for calls in the peak hours will be lowered from June 1, 2003. TPSA has accordingly committed to significantly lower its retail rates for calls to PTC network.

PTC is of the opinion that the newly introduced rates mark an important move towards adjusting the Polish retail and interconnection rates to European benchmark levels and ensure significant reductions in fixed to mobile retail rates that should stimulate traffic between the TPSA and PTC networks and contribute to further growth in the penetration rate of mobile telephony in the Polish market.

Dispute between PTC and TPSA related to termination fees for international traffic

Another decision of the Anti-monopoly Court in 2002 related to the right of PTC to receive interconnection fees from TPSA for international traffic terminated in PTC’s network. In the decision dated 23 October 2002, the Anti-monopoly Court dismissed the appeal of TPSA against the decision of the Chairman of URT. TPSA has lodged a cassation against this judgement to the Supreme Court.

New products and services

During the fourth quarter of 2002, PTC implemented several innovative products and services. Most importantly, PTC launched the Era Omnix platform for provision of rich information and entertainment content, which is the first such project in Poland and one of few globally. Its functionality is inspired by similar solutions worldwide, e.g. the Japanese i-mode, though the two solutions are technologically different.

Era Omnix is:

• All that is new in non-voice services available in the world of mobile telecommunication.

• The widest offer of mobile information and entertainment services available in Poland, thanks to an innovative model of co-operation with content providers, which puts the best journalists and most popular media at subscriber’s disposal.

•  Event based billing.

• A dynamic means of transmission and concise messaging, used in new communication channels.

•  Automatically optimised to the type of terminal or PDA used.

PTC also introduced GPRS roaming for pre-paid users as well as online e-recharge via ATM.

New tariff plans

In October 2002, PTC introduced its new tariff plans for post-paid subscribers. The most innovative change in the new tariff plans was 1 second billing offered in all tariff plans for an additional monthly fee. The new tariff plans also include cheaper SMSs and allow the customers to choose between flat per minute fees or differentiated peak/off-peak and on-net/off-net rates. Existing subscribers of PTC may migrate to tariffs for an one-off fee or a six month contract extension. Management expects the new tariffs to result in a moderate reduction in voice ARPU and an increase in traffic over the course of 2003.

Awards

PTC’s Network has been rewarded with “Golden Computer” award by the Komputer Swiat magazine. In the first edition of the contest, well known in other European countries, PTC has been judged by Komputer Swiat (the biggest Polish internet magazine) readers as the best mobile network in Poland.

PTC was also awarded with “Leader of Human Resources Management” for overall performance related to personnel management. The contest was organized by Institute of Labor and Social Matters.

PTC certified for ISO 9001 and ISO 14001

In the fourth quarter of 2002, PTC received the Quality Management System ISO 9001 and Environmental Management System 14001 certificates.  The certificates are awarded by the Lloyds Register Quality Assurance.

As an ISO 14001 certificate holder, PTC has a proven capacity to build, expand and operate its Era network in a controlled manner, free of any detrimental impact on the environment.

The ISO 9001:2000 certificate covers all business processes.  The standard only covered major customer service processes until now but this time it also extends on supporting processes.

Outook for 2003

PTC has set out ambitious goals for 2003. Key objectives are to maintain its overall leadership in subscriber and revenue market share whilst continuing to improve net earnings, return on assets employed and continuing to deleverage the balance sheet.

Accordingly Management aims to accelerate revenue growth over the 13.5% level noted in 2002 with EBITDA margins likely to be below 2002 levels due to higher spending on acquisition and retention. EBITDA is expected to be in the 38%-40% range for 2003.

PTC is already executing these plans and, due to increased stocking of third party distributors, higher retention spendings and higher advertising expenses, Management currently expects the first quarter 2003 EBITDA to be below levels achieved in 2002. Recovery in margins is expected in subsequent quarters.

Forward Looking Statements

This press release includes certain estimates, projections and other forward looking statements. Future performance cannot be ensured. Actual results may differ materially from those in the forward-looking statements.  Some factors that could cause actual results to differ include:

•

the effects of competition in the Polish market;

•

the costs and business risks related to entering new markets, provide new services;

•

the ability of PTC to continue to grow and maintain its leadership position in the market;

•

the uncertainties related to PTC’s strategic investments;

•

the impact of any unusual items resulting from PTC’s business operations;

•

the impact of changes in the political, economic or other factors such as monetary policy, legal and regulatory changes, including the impact of telecommunications regulations or other external factors over with PTC has no control; and

•

other risks referenced from time to time in PTC’s filings with the Securities and Exchange Commission.

The words “estimate,” project,” “intend,” or “expect,” “believe” and similar expressions are intended to identify forward-looking statements.  You should not place undue reliance on such forward-looking statements.  PTC is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this press release or unforeseen events.  PTC provides a detailed discussion of risk factors in periodic SEC filings and you are encouraged to review those filings.

For further information please contact:

Karol Depczyński
Director of Financial Strategic Planning
( (+48) 22 413 3112
Mobile: (+48) 604 470 473
Fax: (+48) 22 413 6235

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Annex 1

Consolidated Statements of Operations – Summary Level from SEC 6-K report
(International Financial Reporting Standards – in thousands of PLN)

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000 (restated)

Net sales	4,929,824	4,344,896	3,684,723

Cost of sales	(2,989,193)	(2,727,437)	(2,286,426)
	-------------------	---------------------	---------------------
Gross margin	1,940,631	1,617,459	1,398,297

Operating expenses	(790,115)	(785,429)	(766,016)
	--------------------	---------------------	---------------------
Operating profit	1,150,516	832,030	632,281

Non-operating items
Interest and other financial income	266,454	316,616	227,125
Interest and other financial expenses	(848,132)	(694,546)	(716,665)
	--------------------	--------------------	--------------------
Profit/(loss) before taxation	568,838	454,100	142,741

Taxation charge	(222,362)	(26,879)	(33,354)
	-------------------	--------------------	--------------------
Net profit for the year	346,476	427,221	109,387
	===========	============	============

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Annex 2

 Consolidated Balance Sheets – Summary Level from SEC 6-K report
(International Financial Reporting Standards – in thousands of PLN)

	As at December 31, 2002	As at December 31, 2001
Current assets
Cash and cash equivalents	54,412	36,511
Short-term investments and other financial assets	12,143	98,278
Debtors and prepayments	620,749	538,822
Inventory	234,545	167,114
	----------------	----------------
	921,849	840,725
Long-term assets
Property, plant and equipment	3,438,686	3,783,810
Intangible fixed assets	2,651,130	2,412,810
Financial assets	171,288	105,985
Deferred costs and other long-term assets	82,091	74,123
	--------------------	--------------------
	6,343,195	6,376,728
	--------------------	--------------------
Total assets	7,265,044	7,217,453
	===========	===========
Current liabilities
Accounts payable	285,277	286,621
Amounts due to State Treasury	57,756	46,184
Interest-bearing liabilities	121,122	190,429
Accruals	185,569	123,686
Deferred income and other liabilities	224,358	224,260
	-----------------	-----------------
	874,082	871,180
Long-term liabilities
Interest-bearing liabilities	4,583,365	5,083,933
Non-interest-bearing liabilities	165,159	193,822
Deferred tax liability	268,171	52,121
Provisions for liabilities and charges	21,740	20,652
	-------------------	-------------------
	5,038,435	5,350,528
	-------------------	-------------------
Total liabilities	5,912,517	6,221,708
	-------------------	-------------------
Capital and reserves
Share capital	471,000	471,000
Additional paid-in capital	409,754	409,754
Hedge reserve	(86,649)	(96,955)
Accumulated profit	558,422	211,946
	-------------------	--------------------
	1,352,527	995,745
	--------------------	--------------------
Total equity and liabilities	7,265,044	7,217,453
	===========	===========

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Annex 3

Consolidated Statements of Cash Flows – Summary Level from SEC 6-K report

(International Financial Reporting Standards – in thousands of PLN)

#

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000 (restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit before taxation	568,838	454,100	142,741
Adjustments for:
Depreciation and amortization	909,983	850,572	519,705
Charge to provision and write-offs of doubtful debtors	29,224	67,626	146,624
Charge to provision for inventory	7,333	11,151	7,082
Other provisions long-term	1,089	7,744	9,144
Foreign exchange (gains)/losses, net and changes in financial instruments fair value	145,394	(91,609)	(92,207)
(Gain)/loss on disposal of tangibles and intangibles	10,804	(1,582)	8,664
Interest expense, net	436,283	469,539	501,580
	-----------------	--------------	---------------
Operating cash flows before working capital changes	2,108,948	1,767,541	1,243,333

(Increase)/decrease in inventory	(74,764)	31,025	(32,392)
Increase in debtors, prepayments and deferred cost	(101,165)	(129,383)	(104,527)
Increase/(decrease) in trade payables and accruals	90,529	24,560	20,142
	-----------------	--------------	---------------
Cash from operations	2,023,548	1,693,743	1,126,556

Interest paid	(482,978)	(450,820)	(453,183)
Interest received	17,182	15,213	38,005
Income taxes paid	(1,618)	(1,325)	(4,451)
Realization of financial instruments	(32,973)	(94,411)	(22,011)
	-----------------	--------------	---------------
Net cash from operating activities	1,523,161	1,162,400	684,916

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of intangible fixed assets	(257,314)	(1,372,058)	(329,064)
Purchases of tangible fixed assets	(379,923)	(1,128,118)	(1,434,875)
Proceeds from short-term investments, net	91,456	199,699	193,959
Proceeds from sale of equipment and intangibles	18,344	25,250	14,905
	---------------	-------------	--------------
Net cash used in investing activities	(527,437)	(2,275,227)	(1,555,075)

CASH FLOWS (USED IN)/ FROM FINANCING ACTIVITIES:
(Repayment of)/net proceeds from Bank Credit Facilities	(322,201)	1,288,594	-
Repayment of Loan Facility	-	(836,158)	(248,643)
(Redemption of)/proceeds from the Notes	(655,622)	704,141	-
Net change in overdraft facility	12	(36,342)	36,342
Additional paid-in capital, net	-	-	16,827
	-----------------	--------------	---------------
Net cash (used in)/from financing activities	(977,811)	1,120,235	(195,474)

Net (decrease)/increase in cash and cash equivalents	17,913	7,408	(1,065,633)

Effect of foreign exchange changes on cash and cash equivalents	(12)	(362)	(411)

Cash and cash equivalents at beginning of period	36,511	29,465	1,095,509
	-----------------	--------------	---------------
Cash and cash equivalents at end of period	54,412	36,511	29,465
	==========	==========	==========

#

 Annex 4

Consolidated Statements of Changes in Equity - Summary Level from SEC 6-K report

(International Financial Reporting Standards – in thousands of PLN)

	Share Capital	Additional paid-in capital	Hedge reserve	Accumulated profit/(loss)	Total

Balance as at January 1, 2000 (restated)	471,000	-	-	(303,194)	167,806

Additional paid-in capital	-	409,754	-	-	409,754

Net profit for the period	-	-	-	109,387	109,387
	---------------	---------------	---------------	---------------	---------------
Balance as at December 31, 2000 (restated)	471,000	409,754	-	(193,807)[10]	686,947
	=========	=========	=========	=========	=========

Balance as at January 1, 2001	471,000	409,754	-	(193,807)[10]	686,947

Effect of adopting IAS 39	-	-	-	(21,468)	(21,468)

Fair value losses on cash flow hedge, net of tax	-	-	(96,955)	-	(96,955)

Net profit for the period	-	-	-	427,221	427,221
	----------------	----------------	---------------	----------------	-----------------
Balance as at December 31, 2001	471,000	409,754	(96,955)	211,946	995,745
	==========	==========	=========	=========	==========

Balance as at January 1, 2002	471,000	409,754	(96,955)	211,946	995,745

Cash flow hedge:

net fair value loss, net of tax	-	-	(17,717)	-	(17,717)

reclassified and reported in net profit	-	-	30,210	-	30,210

deferred tax on reclassified item	-	-	(8,459)	-	(8,459)

deferred tax change in rates	-	-	6,272	-	6,272

Net profit for the period	-	-	-	346,476	346,476
	----------------	----------------	---------------	---------------	------------------
Balance as at December 31, 2002	471,000	409,754	(86,649)	558,422	1,352,527
	==========	==========	=========	=========	============

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Annex 5

Statistical data

		Three months ended December 31, 2002 (unaudinted)	Twelve months ended December 31, 2002 (unaudited)	Three months ended December 31, 2001 (unaudited)	Twelve months ended December 31, 2001 (unaudited)

Number of subscribers (at the end of the period)		4,868,288	4,868,288	3,775,652	3,775,652
	Postpaid	2,530,894	2,530,894	2,356,472	2,356,472
	Prepaid	2,337,394	2,337,394	1,419,180	1,419,180

Gross adds		520,288	1,893,324	467,269	1,671,869
	Postpaid	188,353	719,631	215,573	906,311
	Prepaid	331,935	1,173,693	251,696	765,558

MOU		126	134	154	157
	Postpaid	188	192	201	196
	Prepaid	55	60	70	77

Outgoing MOU		60	64	72	72
	Postpaid	98	100	102	98
	Prepaid	16	17	18	19

SMSs		22	18	16	13
	Postpaid	22	19	17	14
	Prepaid	22	17	14	12

Churn		1.4%	1.6%	1.8%	1.8%
	Postpaid	1.5%	1.8%	2.1%	2.2%
	Prepaid	1.3%	1.3%	1.3%	0.9%

ARPU		88.9	92.5	101.0	104.0
	Postpaid	137.7	137.3	137.0	136.0
	Prepaid	33.0	34.1	37.0	38.0

Cost of Acquisition		295.7	340.4	427.0	523.0
	Postpaid	669.5	736.3	703.0	821.0
	Prepaid	83.5	97.6	191.0	171.0

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)

By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General

By: /s/ Wilhelm Stueckemann

Wilhelm Stueckemann, Director of Network Operations

By: /s/ Jonathan Eastick

Jonathan Eastick, Director of Finance

March 20,  2002

Footnotes

1 For the convenience of the reader, Zloty amounts have been translated into Dollars at the rate of PLN 3.8388 per Dollar, the fixing rate announced by the National Bank of Poland on December 31, 2002.

2 Cash interest paid, net consists of interest paid excluding interest on licenses.

3 Total long-term debt reflects selected long-term liabilities as presented in our Financial Statements including long-term notes, Bank Credit Facilities (excluding current portion), finance lease payables (excluding current portion) and index swaps (excluding current portion).

4 Total current debt reflects selected current liabilities as presented in our Financial Statements including overdraft facilities, finance lease payables. Short term portion of index swaps has been presented as an asset and has not been included in the calculations.

5 Reflects gross additions of tangible and intangible fixed assets (excluding licenses and transactions costs) for the year ended December 31, 2002.

6 Represents gross value of plant and equipment at December 31, 2002.

7 Represents gross value of GSM and UMTS licenses at December 31, 2002.

8 Represents gross value of computer and network software at December 31, 2002.

9 Represents gross additions to tangible and intangible fixed assets (excluding licenses and transactions costs) for the year ended December 31, 2002.

10 The amount of PLN 193,807 representing accumulated deficit as at December 31, 2000, includes PLN 11,736 (decrease of accumulated deficit) of the revenue recognition retrospective adjustment.

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